December 1, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX 1-603-332-7429

Ms. Suzanne Verrill
Chief Financial Officer
Brandpartners Group, Inc.
10 Main Street
Rochester, NH 03839

RE:	Brandpartners Group, Inc.
Form 10-K for the year ended December 31, 2004
Form 10-Q for the year ended March 31, 2004 and June 30, 2005
File no. 00-16530

Dear Ms. Verrill:

      We have reviewed your letter filed on August 29, 2005 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects.
We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004


1. Your response to our prior comment one does not appear to address directly or completely our request for additional information relating to your analysis of SFAS 131. Please address the following additional comments relating to your conclusion that you have only one reportable segment:

* Please clarify to us, using each of the specific characteristics set forth in paragraph 10 of FAS 131, how you determined that your Merchandising, Creative and Design/Build business units are not operating segments.

* We note your assertion that your operating segments exhibit similar long-term financial performance, and therefore, are combined into one segment. Please explain to us how your operating segments met each of the aggregation criteria outlined in paragraph 17 of SFAS 131. Also, reconcile your conclusions with the disclosure on page 13 that the business units have different business models and the apparent differences in gross profit discussed on page 14.

2. We note your response to our prior comment five. Please tell us the debtors` stock ownership in BrandPartners Group, Inc. before and after the forgiveness of debt. Also, tell us whether the debtors had any function with the Company subsequent to the forgiveness of debt.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact
Kelly
McCusker at (202) 551-3433 or me at (202) 551-3414.

      Sincerely,



							Jorge Bonilla
      Senior Staff Accountant
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Ms. Verrill
Brandpartners Group, Inc.
December 1, 2005
Page 1